UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **October 19, 2005**

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163	**71-0581897**
(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	**72203-8180**
(Address of Principal Executive Offices)	(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On October 19, 2005, Acxiom Corporation (the "Company") issued a press release announcing the results of its financial performance for the second quarter of fiscal year 2006. The Company will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The Company's press release, including the Financial Road Map, and other communications from time to time include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the Company's financial statements.

The attached press release utilizes a measure of free cash flow. Free cash flow is defined as operating cash flow less cash used by investing activities excluding the impact of investments in joint ventures and other business alliances and cash paid and/or received in acquisitions and dispositions. The Company's management believes that while free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, it nevertheless provides a useful measure of liquidity for assessing the amount of cash available for general corporate and strategic purposes after funding operating activities and capital expenditures, capitalized software expenses, and deferred costs.

In addition, return on invested capital, also included in the attached press release, is a non-GAAP financial measure. Management defines "return on invested capital" as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] times an 8% implied interest rate on the leases. Average invested capital is defined as the trailing 4 quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases. Return on invested capital also excludes the impact of certain unusual charges recorded during the quarter ended September 30, 2005. Management believes that return on invested capital is useful because it provides investors with additional useful information for evaluating the efficiency of the Company's capital deployed in its operations. Return on invested capital does not consider whether the business is financed with debt or equity, but rather calculates a return on all capital invested in the business. Return on invested capital includes the present value of future payments on operating leases as a component of the denominator of the calculation, and adjusts the numerator of the calculation for the implied interest expense on those operating leases, in order to recognize the fact that the Company finances portions of its operations with leases instead of using either debt or equity.

Adjusted U.S. operating margin and adjusted international operating margin are also non-GAAP measures since they exclude unusual charges for the quarter ended September 30, 2005. These charges are excluded as unusual because they were not considered or anticipated when management set the Financial Road Map targets for fiscal 2006, and therefore management believes that it is appropriate to exclude these charges for purposes of comparison to the

Financial Road Map. Furthermore, management believes this information will be useful to investors in assessing the Company's performance against the stated Road Map targets. A reconciliation of the adjusted operating margin to operating margin is included as an attachment to the press release.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is not mentioned in the attached press release, but may be discussed during the conference call. EBITDA can be calculated directly from the financial statements by adding pre-tax income plus interest expense from the statement of operations plus depreciation and amortization from the cash flow statement. Management believes EBITDA is a useful measure of liquidity which may be used by investors to assess the Company's ongoing operations and liquidity.

The non-GAAP financial measures used by the Company in the attached press release may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP.

Item 9.01   **Financial Statements and Exhibits**

(c)   **Exhibits**

The following exhibits are furnished herewith:

Exhibit Number	Description
99.1	Press Release of the Company dated October 19, 2005 announcing 2nd quarter earnings for FY 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 19, 2005

ACXIOM CORPORATION

By:____/s/ Jerry C. Jones_____
Name: Jerry C. Jones
Title: Business Development/Legal Leader

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company dated October 19, 2005 announcing 2nd quarter earnings for FY 2006.



#1 Information Way
P.O. Box 8180
Little Rock, AR 72203-8180
www.acxiom.com

For more information, contact:

Katharine Raymond
Investor Relations Coordinator
Acxiom Corporation
(501) 342-1321
EACXM

Acxiom Announces Second-Quarter Results

Revenue growth highlights Company performance

LITTLE ROCK, Ark. — **October 19, 2005** — Acxiom® Corporation (Nasdaq: ACXM) today announced financial results for the second quarter of fiscal 2006 ended September 30, 2005. Revenue for the quarter was $330.5 million, income from operations was $18.8 million, pre-tax earnings were $12.4 million, and diluted earnings per share (EPS) were $.08.

These results include the impact of net pre-tax charges of $15.8 million associated with the restructuring plan, the sale of non-strategic operations and two unusual items explained below. The impact of these items on net earnings after tax was $10.4 million, which reduced diluted EPS by $.12 for the quarter. Acxiom will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com.

"During our second quarter, we saw 11 percent year-over-year revenue improvement, the expense-reduction initiative we announced in June produced better than expected results, our business in Europe improved, and we signed a number of large, new deals," Company Leader Charles D. Morgan said. "These results give us an encouraging outlook for the third and fourth quarters."

An overview of Acxiom's second-quarter performance includes:

- Revenue of $330.5 million, up 11 percent from $299.1 million in the second quarter a year ago. The net impact of acquisitions and divestitures contributed 4 percentage points of this 11 percentage-point growth in revenue.
- Net unusual charges of $15.8 million, which include:
  - A net $12.8 million in gains, losses and non-recurring items, which consist of:
    - Restructuring charges of $13.0 million
    - Losses on the sale of assets and operating units of $2.6 million
    - A gain of $2.8 million on the sale of an unused Phoenix facility.
  - $2.2 million in legal, investment banking and other fees associated with representation of the Company related to activities by ValueAct Capital
  - $0.8 million in expenses related to a lawsuit resolved in the quarter.
- Income from operations of $18.8 million, which was reduced by the $15.8 million noted above, compared to $34.4 million in the second quarter last year.
- Pre-tax earnings of $12.4 million, which was reduced by the $15.8 million noted above, compared to $29.8 million in the second quarter a year ago.
- Diluted earnings per share of $.08, which was reduced by the $.12 EPS noted above, compared to $.20 in the second quarter last year.

- Operating cash flow of $44.8 million and free cash flow of $20.9 million. The free cash flow of $20.9 million is a non-GAAP financial measure and a reconciliation to the comparable GAAP measure, operating cash flow, is attached to this press release.
- The acquisition of Insight America, a Broomfield, Colo.-based company that provides data-driven solutions, analytic tools and background screening services to help clients mitigate risks, prevent identity theft and limit fraud.
- The purchase of 3.5 million shares of common stock through the Company's buy-back program at a total cost of $69.1 million.
- New contracts that will deliver $49 million in annual revenue and renewals that total $17 million in annual revenue. The $49 million in new annual revenue equals the highest new contract annual revenue total for any quarter.
- Committed new deals in the pipeline that are expected to generate $61 million in annual revenue.

"Our profit improvement plan helped us achieve $11 million in pre-tax cost savings in the second quarter, and we will continue to realize benefits from our operational initiatives, including ongoing expense management and an intense focus on performance metrics," Company Operations Leader Lee Hodges said. "We expect those initiatives to contribute more than $15 million in the third quarter and in each subsequent quarter going forward."

Morgan noted that Acxiom recently completed new contracts with Washington Mutual Inc. (formerly Providian), NDCHealth Corporation, MGM MIRAGE, Yellow Book USA and Reliance Insurance.

"The amount and nature of the new contracts we signed in the quarter certainly give us reason for optimism," Morgan said. "For example, the NDCHealth deal is particularly significant, as it represents our third grid computing-based data center re-engineering project."

Outlook

The Company's expectations for fiscal 2006 and beyond are communicated in the Financial Road Map, which is attached.

The financial projections stated today are based on the Company's current expectations. These projections are forward looking, and actual results may differ materially. These projections do not include the potential impact of any mergers, acquisitions, divestitures or other business combinations that may be completed in the future and exclude the net unusual charges recorded in the quarter ended September 30, 2005.

About Acxiom

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China.

For more information, visit www.acxiom.com.

This release and today's conference call contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Such statements may include but are not necessarily limited to the following: that with the exception of the impact of the net unusual charges recorded in the quarter ended September 30, 2005, the projected revenue, operating margin, return on assets and return on invested capital, operating cash flow and free cash flow, borrowings, dividends and other metrics referred to in the Financial Road Map attached to this release will be within the estimated ranges; that the estimations of revenue, earnings, cash flow, growth rates, restructuring charges and expense reductions will be within the estimated ranges; that the business pipeline and our anticipated cost structure will allow us to continue to meet or exceed revenue, cash flow and other projections. The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: The possibility that we may incur expenses related to unsolicited proposals or other efforts by others to acquire or control the Company; certain contracts may not be closed, or may not be closed within the anticipated time frames; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that negative changes in economic or other conditions might lead to a reduction in demand for our products and services; the possibility of an economic slowdown or that economic conditions in general will not be as expected; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the integration of acquired businesses may not be as successful as planned; the possibility that the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the possibility that we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations; the possibility that we won't be able to properly motivate our sales force or other associates; the possibility that we won't be able to achieve cost reductions and avoid unanticipated costs; the possibility that we won't be able to continue to receive credit upon satisfactory terms and conditions; the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies; the possibility that we may be subjected to pricing pressure due to market conditions and/or competitive products and services; the possibility that there will be changes in consumer or business information industries and markets; the possibility that changes in accounting pronouncements may occur and may impact these projections; the possibility that we won't be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the possibility that we may encounter difficulties when entering new markets or industries; the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting our business, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data; the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services; the possibility that we may enter into short-term contracts which would affect the predictability of our revenues; the possibility that the amount of ad hoc, volume-based and project work will not be as expected; the possibility that we may experience a loss of data center capacity or interruption of telecommunication links or power sources; the possibility that we may experience failures or breaches of our network and data security systems, leading to potential adverse publicity, negative customer reaction, or liability to third parties; the possibility that postal rates may increase, thereby leading to reduced volumes of business; the possibility that our clients may cancel or modify their agreements with us; the possibility that we will not successfully complete customer contract requirements on time or meet the service levels specified in the contracts, which may result in contract penalties or lost revenue; the possibility that we experience processing errors which result in credits to customers, re-performance of services or payment of damages to customers; the possibility that the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted; and the possibility that we may be affected by other competitive factors.

With respect to the Financial Road Map, all of the above factors apply, along with the following which were assumptions made in creating the Financial Road Map: that the U.S. and global economies will continue to improve at a moderate pace; that global growth will continue to be strong and that globalization trends will continue to grow at an increasing pace; that Acxiom's computer and communications related expenses will continue to fall as a percentage of revenue; that the Customer Information Infrastructure (CII) grid-based environment Acxiom has begun to implement will continue to be implemented successfully over the next 3-4 years and that the new CII infrastructure will continue to provide increasing operational efficiencies; that the acquisitions of companies operating primarily outside of the United States will be successfully integrated and that significant efficiencies will be realized from this integration; relating to operating cash flow and free cash flow, that sufficient operating and capital lease arrangements will continue to be available to the Company to provide for the financing of most of its computer equipment and that software suppliers will continue to provide financing arrangements for most of the software purchases; relating to revolving credit line balance, that free cash flow will meet expectations and that the Company will use free cash flow to pay down bank debt, buy back stock and fund dividends; relating to annual dividends, that the Board of Directors will continue to approve quarterly dividends and will vote to increase dividends over time; relating to diluted shares, that the Company will meet its cash flow expectations and that potential dilution created through the issuance of stock options and warrants will be mitigated by continued stock repurchases in accordance with the Company's stock repurchase program.

With respect to the provision of products or services outside our primary base of operations in the United States, all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations.

Other factors are detailed from time to time in our periodic reports and registration statements filed with the United States Securities and Exchange Commission. We believe that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast.

We undertake no obligation to update the information contained in this press release, including the Financial Road Map or any other forward-looking statement.

Acxiom is a registered trademark of Acxiom Corporation.

###

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Three Months Ended September 30,	
	2005	2004
Revenue:		
Services	253,193	220,072
Data	77,330	79,037
Total revenue	330,523	299,109
Operating costs and expenses:		
Cost of revenue		
Services	193,500	168,950
Data	52,124	49,768
Total cost of revenue	245,624	218,718
Selling, general and administrative	53,285	46,020
Gains, losses and nonrecurring items, net	12,799	-
Total operating costs and expenses	311,708	264,738
Income from operations	18,815	34,371
Other income (expense):		
Interest expense	(7,416)	(4,743)
Other, net	1,050	205
Total other income (expense)	(6,366)	(4,538)
Earnings before income taxes	12,449	29,833
Income taxes	5,300	11,337
Net earnings	7,149	18,496
Earnings per share:		
Basic	0.08	0.22
Diluted	0.08	0.20

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

| | For the Six Months Ended September 30, | |
	2005	2004
Revenue:		
Services	491,692	427,919
Data	149,102	160,184
Total revenue	640,794	588,103
Operating costs and expenses:		
Cost of revenue		
Services	389,469	332,499
Data	101,009	101,587
Total cost of revenue	490,478	434,086
Selling, general and administrative	105,365	94,549
Gains, losses and nonrecurring items, net	11,162	(344)
Total operating costs and expenses	607,005	528,291
Income from operations	33,789	59,812
Other income (expense):		
Interest expense	(12,578)	(9,813)
Other, net	1,941	614
Total other income (expense)	(10,637)	(9,199)
Earnings before income taxes	23,152	50,613
Income taxes	9,364	19,233
Net earnings	13,788	31,380
Earnings per share:		
Basic	0.15	0.36
Diluted	0.15	0.34

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

| | For the Three Months Ended September 30, | |
	2005	2004
Basic earnings per share:		
Numerator - net earnings	7,149	18,496
Denominator - weighted-average shares outstanding	86,998	86,010
Basic earnings per share	0.08	0.22
Diluted earnings per share:		
Numerator:		
Net earnings	7,149	18,496
Interest expense on convertible bonds (net of tax benefit)	-	1,017
	7,149	19,513
Denominator:		
Weighted-average shares outstanding	86,998	86,010
Dilutive effect of common stock options and warrants	2,599	3,464
Dilutive effect of convertible debt	-	9,589
	89,597	99,063
Diluted earnings per share	0.08	0.20

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

	For the Six Months Ended September 30,	
	2005	2004
Basic earnings per share:		
Numerator - net earnings	13,788	31,380
Denominator - weighted-average shares outstanding	89,021	86,047
Basic earnings per share	0.15	0.36
Diluted earnings per share:		
Numerator:		
Net earnings	13,788	31,380
Interest expense on convertible bonds (net of tax benefit)	-	2,034
	13,788	33,414
Denominator:		
Weighted-average shares outstanding	89,021	86,047
Dilutive effect of common stock options and warrants	2,676	3,709
Dilutive effect of convertible debt	-	9,589
	91,697	99,345
Diluted earnings per share	0.15	0.34

ACXIOM CORPORATION AND SUBSIDIARIES
REVENUES BY SEGMENT
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended September 30,	
	2005	2004
US Services & Data	286,326	251,216
International Services & Data	44,197	47,893
Total Revenue	330,523	299,109
US Supplemental Information:		
Services & Data Excluding IT Mgmt	200,566	182,558
IT Management Services	85,760	68,658
	286,326	251,216
International Supplemental Information:		
Services & Data Excluding IT Mgmt	44,197	47,893
IT Management Services	-	-
	44,197	47,893

ACXIOM CORPORATION AND SUBSIDIARIES
REVENUES BY SEGMENT
(Unaudited)
(Dollars in thousands)

	For the Six Months Ended September 30,	
	2005	2004
US Services & Data	551,760	486,768
International Services & Data	89,034	101,335
Total Revenue	640,794	588,103
US Supplemental Information:		
Services & Data Excluding IT Mgmt	379,198	354,841
IT Management Services	172,562	131,927
	551,760	486,768
International Supplemental Information:		
Services & Data Excluding IT Mgmt	89,034	101,335
IT Management Services	-	-
	89,034	101,335

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in thousands)

	September 30, 2005	March 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 5,962	$ 4,185
Trade accounts receivable, net	258,004	250,653
Deferred income taxes	31,766	31,415
Refundable income taxes	-	1,345
Other current assets	42,048	46,034
Total current assets	337,780	333,632
Property and equipment	655,255	581,918
Less - accumulated depreciation and amortization	304,142	258,532
Property and equipment, net	351,113	323,386
Software, net of accumulated amortization	69,927	57,135
Goodwill	474,360	354,182
Purchased software licenses, net of accumulated amortization	161,321	157,999
Unbilled and notes receivable, excluding current portions	21,322	20,410
Deferred costs, net	99,035	88,851
Data acquisition costs	42,861	48,915
Other assets, net	25,431	15,369
	$ 1,583,150	$ 1,399,879
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term obligations	87,623	83,005
Trade accounts payable	54,920	63,295
Accrued payroll and related expenses	24,979	27,435
Other accrued expenses	89,905	74,635
Deferred revenue	112,936	115,892
Income Taxes	1,025	-
Total current liabilities	371,388	364,262
Long-term obligations:		
Long-term debt and capital leases, net of current installments	477,461	104,210
Software and data licenses, net of current installments	31,186	37,494
Total long-term obligations	508,647	141,704
Deferred income taxes	87,147	79,079
Commitments and contingencies		
Stockholders' equity:		
Common stock	10,554	10,440
Additional paid-in capital	617,752	588,156
Retained earnings	368,535	363,556
Accumulated other comprehensive loss	4,747	12,616
Treasury stock, at cost	(385,620)	(159,934)
Total stockholders' equity	615,968	814,834
	$ 1,583,150	$ 1,399,879

ACXIOM CORPORATION AND SUBSIDIARIES
RECONCILIATION OF FREE CASH FLOW TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	Qtr ended 6/30/2002	Qtr ended 9/30/2002	Qtr ended 12/31/2002	Qtr ended 3/31/2003	Yr ended 3/31/2003
Net cash provided by operating activities	60,243	53,446	76,992	63,112	253,793
Proceeds received from disposition of assets	45	155	-	93	293
Capitalized software	(8,652)	(8,958)	(8,726)	(8,237)	(34,573)
Capital expenditures	(1,916)	(3,000)	(5,893)	(2,403)	(13,212)
Deferral of costs	(3,240)	(4,108)	(3,796)	(3,883)	(15,027)
Proceeds from sale and leaseback transaction	-	7,729	-	-	7,729
Free cash flow	46,480	45,264	58,577	48,682	199,003

	Qtr ended 6/30/2003	Qtr ended 9/30/2003	Qtr ended 12/31/2003	Qtr ended 3/31/2004	Yr ended 3/31/2004
Net cash provided by operating activities	48,125	49,909	79,282	82,567	259,883
Proceeds received from disposition of assets	506	192	39	2,046	2,783
Capitalized software	(6,335)	(7,296)	(6,510)	(7,703)	(27,844)
Capital expenditures	(1,588)	(3,036)	(7,637)	(9,917)	(22,178)
Deferral of costs	(6,026)	(4,006)	(5,312)	(9,537)	(24,881)
Free cash flow	34,682	35,763	59,862	57,456	187,763

	Qtr ended 6/30/2004	Qtr ended 9/30/2004	Qtr ended 12/31/2004	Qtr ended 3/31/2005	Yr ended 3/31/2005
Net cash provided by operating activities	34,714	61,742	82,805	67,753	247,014
Capitalized software	(4,107)	(4,721)	(5,706)	(5,760)	(20,294)
Capital expenditures	(1,823)	(4,813)	(3,132)	(4,562)	(14,330)
Deferral of costs	(9,610)	(11,113)	(15,502)	(17,203)	(53,428)
Free cash flow	19,174	41,095	58,465	40,228	158,962

	Qtr ended 6/30/2005	Qtr ended 9/30/2005
Net cash provided by operating activities	61,476	44,785
Proceeds received from disposition of assets	-	3,613
Capitalized software	(5,673)	(5,809)
Capital expenditures	(2,929)	(3,025)
Deferral of costs	(16,192)	(18,703)
Free cash flow	36,682	20,861

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended September 30,	
	2005	2004
Cash flows from operating activities:		
Net earnings	7,149	18,496
Non-cash operating activities:		
Depreciation and amortization	57,104	45,102
Loss (gain) on disposal or impairment of assets, net	(970)	-
Deferred income taxes	4,380	10,699
Non-cash stock compensation expense	324	-
Changes in operating assets and liabilities:		
Accounts receivable	(22,583)	(7,488)
Other assets	2,785	(7,434)
Accounts payable and other liabilities	(3,404)	2,367
Net cash provided by operating activities	44,785	61,742
Cash flows from investing activities:		
Disposition of operations	1,529	-
Sale of assets	3,613	-
Capitalized software	(5,809)	(4,721)
Capital expenditures	(3,025)	(4,813)
Deferral of costs	(18,703)	(11,113)
Payments received from investments	41	219
Net cash paid in acquisitions	(34,807)	(11,181)
Net cash used by investing activities	(57,161)	(31,609)
Cash flows from financing activities:		
Proceeds from debt	109,583	59,203
Payments of debt	(36,647)	(75,049)
Dividends paid	(4,377)	(3,446)
Sale of common stock	8,024	4,354
Acquisition of treasury stock	(69,081)	(16,397)
Net cash used by financing activities	7,502	(31,335)
Effect of exchange rate changes on cash	(53)	128
Net decrease in cash and cash equivalents	(4,927)	(1,074)
Cash and cash equivalents at beginning of period	10,889	11,214
Cash and cash equivalents at end of period	5,962	10,140
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	6,076	6,554
Income taxes	282	8
Payments on capital leases and installment payment arrangements	15,967	13,374
Payments on software and data license liabilities	5,328	3,151
Noncash investing and financing activities:		
Enterprise software licenses acquired under software obligation	6,219	3,282
Acquisition of property and equipment under capital lease and installment payment arrangements	29,115	18,572
Construction of assets under construction loan	3,144	6,323

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Six Months Ended September 30,	
	2005	2004
Cash flows from operating activities:		
Net earnings	13,788	31,380
Non-cash operating activities:		
Depreciation and amortization	112,638	89,099
Loss (gain) on disposal or impairment of assets, net	(927)	-
Deferred income taxes	8,015	19,548
Non-cash stock compensation expense	622	-
Changes in operating assets and liabilities:		
Accounts receivable	(5,286)	(26,149)
Other assets	(15,160)	(8,446)
Accounts payable and other liabilities	(7,429)	(8,976)
Net cash provided by operating activities	106,261	96,456
Cash flows from investing activities:		
Disposition of operations	1,529	-
Sale of assets	3,613	-
Capitalized software	(11,482)	(8,828)
Capital expenditures	(5,954)	(6,636)
Deferral of costs	(34,895)	(20,723)
Payments received from investments	762	503
Net cash paid in acquisitions	(141,526)	(16,741)
Net cash used by investing activities	(187,953)	(52,425)
Cash flows from financing activities:		
Proceeds from debt	391,289	98,129
Payments of debt	(90,777)	(135,609)
Dividends paid	(8,809)	(6,895)
Sale of common stock	21,551	23,671
Acquisition of treasury stock	(229,435)	(27,368)
Net cash used by financing activities	83,819	(48,072)
Effect of exchange rate changes on cash	(350)	(174)
Net decrease in cash and cash equivalents	1,777	(4,215)
Cash and cash equivalents at beginning of period	4,185	14,355
Cash and cash equivalents at end of period	5,962	10,140
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	10,473	9,888
Income taxes	472	108
Payments on capital leases and installment payment arrangements	35,896	26,633
Payments on software and data license liabilities	16,266	14,847
Noncash investing and financing activities:		
Enterprise software licenses acquired under software obligation	8,380	5,967
Acquisition of property and equipment under capital lease and installment payment arrangements	55,573	39,070
Construction of assets under construction loan	6,798	13,111

ACXIOM CORPORATION

Financial Road Map[1]
(as of September 30, 2005)

Years Ending March 31,	Actual Fiscal 2005	Actual Q2 Fiscal 2006	Actual YTD Fiscal 2006	Target Fiscal 2006	Long-Term Goals Fiscal 2009
U.S. Revenue Growth	9.0%	14.0%	13.4%	13% to 15%	7% to 10% *(CAGR)*
U.S. Revenue	$1,011 million	$286 million	$552 million	$1,140 to $1,160 mil	-
International Revenue Growth	152.9%	-7.7%	-12.1%	-10% to -20%	5% to 8% *(CAGR)*
International Revenue	$213 million	$44 million	$89 million	$170 to $190 mil	-
U.S. Operating Margin	11.3%	9.3%	7.8%	11.5% to 12.5%	15% to 18%
Adjusted U.S. Operating Margin		12.4%[3]	9.4%[3]		
International Operating Margin	3.9%	-17.4%	-10.3%	4.5% to 6.5%	12% to 15%
Adjusted International Operating Margin		-2.3%[3]	-2.8%[3]		
Return on Assets[2]	9.2%	6.6%	6.6%	9% to 10%	10% to 14%
Return on Invested Capital[2]	11.0%	9.4%[3]	9.4%[3]	11% to 12%	13% to 18%
Operating Cash Flow	$247 million	$45 million	$106 million	$250 to $270 mil	$270 to $300 mil
Free Cash Flow	$159 million	$21 million	$58 million	$160 to $180 mil	$170 to $200 mil
Revolving Credit Line Balance	$11 million	$367 million	$367 million	$200 to $375 mil	< $300 mil
Dividends Per Share	$0.17	$0.05	$0.05	$0.20	$0.24 to $0.28

1 Assumptions and definitions are defined on the following schedule: "Financial Road Map assumptions and definitions"

2 ROA and ROIC are calculated on a trailing 4 quarters basis.

3 Results exclude unusual charges of $9.1 million for U.S. and $6.7 million for International in the quarter ended September 30, 2005. These charges are excluded when calculating performance compared to the Road Map since they were not considered in settting the Road Map target. All other time periods are as reported for GAAP

ACXIOM CORPORATION

Financial Road Map Assumptions and Definitions

Assumptions

1. The effective tax rate is projected to be approximately 38% for future years.

2. Interest rates are assumed to increase slightly over the current levels.

3. Excluding acquired NOLs, the Company expects to utilize all of its federal tax loss carry forwards during fiscal 2006. Excluding acquired credits, the Company expects to utilize all of its federal credits and begin paying regular tax in fiscal 2007. The Company expects to gradually begin paying state taxes as state NOLs are utilized.

4. The Company will pay incentives under its bonus plan of approximately $5 million for fiscal 2006 and $15 to $25 million for each of the years beginning in fiscal 2007 based on achievement of the Company's business plan.

5. The Company will maintain a relatively constant mix of business for each of its three business segments.

6. Foreign exchange rates will remain at approximately the current levels.

7. Stock repurchases will be in amounts that yield the highest shareholder return considering all other uses for the available cash.

8. Diluted outstanding shares will increase slightly to reflect the impact of in-the-money options as the stock price increases.

9. Long-term goals are based on the Company's current assessment of opportunities and are subject to change. There are risks associated with obtaining these goals which are explained under forward looking statements in the press release accompanying this Financial Road Map. Acxiom disclaims any obligation to update the information contained in this Financial Road Map.

Definitions

1. **Revenue Growth** is defined as the percentage growth compared to the previous corresponding fiscal year or comparable period.

2. **Operating Margin** is defined as the income from operations as a percentage of revenue.

3. **Return on Assets (ROA)** is defined as income from operations divided by average total assets for the trailing four quarters.

4. **Return on Invested Capital (ROIC)** is defined as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] x an 8% implied interest rate on the leases. Average invested capital is defined as the trailing four-quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases.

5. **Operating Cash Flow** is as shown on the Company's cash flow statement.

6. **Free Cash Flow** is defined as cash flow from operating activities less cash flow from investing activities excluding net cash paid or received for acquisitions and divestitures, joint ventures and investments.

7. **Revolving Credit Line Balance** is defined as actual funds borrowed under the Company's revolving line of credit facility at the end of the period.

8. **Dividends Per Share** is defined as the sum of the dividends for that period.

Reconciliation of Non-GAAP Measurements

(Dollars in thousands)

Years Ending March 31,	Actual Fiscal 2005	Actual Q2 Fiscal 2006	Actual YTD Fiscal 2006	Target Fiscal 2006			Long-Term Goals Fiscal 2009		
U.S. Operating Margin									
U.S. Revenue	1,010,513	286,326	551,760						
U.S. Operating Income	113,992	26,498	42,939						
U.S. Operating Income Margin	11.3%	9.3%	7.8%						
Gains, losses and nonrecurring items, net	0	6,147	6,147						
ValueAct Defense	0	2,216	2,216						
Lawsuit Expenses	0	761	761						
Adjusted U.S. Operating Income (6)	113,992	35,622	52,063						
Adjusted U.S. Operating Income Margin (6)	11.3%	12.4%	9.4%						
International Operating Margin									
International Revenue	212,529	44,197	89,034						
International Operating Income	8,200	(7,684)	(9,151)						
International Operating Income Margin	3.9%	-17.4%	-10.3%						
Gains, losses and nonrecurring items, net	0	6,652	6,652						
Adjusted International Operating Income (6)	8,200	(1,032)	(2,499)						
Adjusted International Operating Income Margin (6)	3.9%	-2.3%	-2.8%						
Free Cash Flow									
Net cash provided by operating activities	247,014	44,785	106,261	250,000		270,000	270,000		300,000
Proceeds received from disposition of assets	0	3,613	3,613	0		0	0		0
Capitalized software	(20,294)	(5,809)	(11,482)	(20,000)		(20,000)	(25,000)		(25,000)
Capital expenditures	(14,330)	(3,025)	(5,954)	(15,000)		(15,000)	(20,000)		(20,000)
Deferral of costs	(53,428)	(18,703)	(34,895)	(55,000)		(55,000)	(55,000)		(55,000)
Free cash flow	158,962	20,861	57,543	160,000	to	180,000	170,000	to	200,000

Free cash flow as defined by the Company may not be comparable to similarly titled measures reported by other companies. Management of the Company has included free cash flow in this Financial Road Map because although free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, management believes that it provides investors with a useful alternative measure of liquidity by allowing an assessment of the amount of cash available for general corporate and strategic purposes, including debt payments, after funding operating activities and capital expenditures, capitalized software expenses and deferred costs. The above table reconciles free cash flow to cash provided by operating activities, the nearest comparable GAAP measure.

Return on Assets (ROA) and Return on Invested Capital (ROIC)[5]	Actual Fiscal 2005 ROA	Actual Fiscal 2005 ROIC	Actual Q2 Fiscal 2006 ROA	Actual Q2 Fiscal 2006 ROIC	Actual YTD Fiscal 2006 ROA	Actual YTD Fiscal 2006 ROIC	Target Fiscal 2006 ROA			Target Fiscal 2006 ROIC			Long-Term Goals Fiscal 2009 ROA			Long-Term Goals Fiscal 2009 ROIC		
Numerator:																		
Income from operations	122,192	122,192	96,169	96,169	96,169	96,169	141,000		160,000	141,000		160,000	191,000		272,000	191,000		272,000
Unusual Charges, Net (6)			0	15,776	0	15,776												
Add implied interest on operating leases (1)		13,903		12,513		12,513				14,200		14,200				19,000		19,000
	122,192	136,095	96,169	124,457	96,169	124,457	141,000		160,000	155,200		174,200	191,000		272,000	210,000		291,000
Denominator:																		
Average total assets (2)	1,321,122	1,321,122	1,463,339	1,463,339	1,463,339	1,463,339	1,542,000		1,552,000	1,542,000		1,552,000	1,840,000		1,938,000	1,840,000		1,938,000
Less average cash (3)		(11,858)		(10,733)		(10,733)				(6,300)		(12,700)				(214,800)		(285,100)
Less average non-interest bearing current liabilities (4)		(246,280)		(276,286)		(276,286)				(280,000)		(280,200)				(290,000)		(291,500)
Plus average present value of operating leases (1)		168,734		151,919		151,919				180,000		179,500				237,000		237,000
	1,321,122	1,231,717	1,463,339	1,328,239	1,463,339	1,328,239	1,542,000		1,552,000	1,435,700		1,438,600	1,840,000		1,938,000	1,572,200		1,598,400
Return on invested capital	9.2%	11.0%	6.6%	9.4%	6.6%	9.4%	9%	to	10%	11%	to	12%	10%	to	14%	13%	to	18%

Notes

1. Average present value of operating leases is the average for the trailing 4 quarter ends of the present value of future payments on operating leases, discounted at 8% which is the assumed implicit interest rate included in the leases. The implied interest added to the numerator is the 8% assumed interest charge on the average quarterly balance [(beginning + Ending) / 2] of the present value of the leases.
2. Average total assets is the average of the GAAP amount for the trailing 4 quarter ends.
3. Average cash is the average of the GAAP amount for the trailing 4 quarter ends.
4. Average non-interest bearing current liabilities is the average for the trailing 4 quarter ends of all current liabilities excluding the current portion of long-term debt.
5. ROA and ROIC figures are calculated on a trailing 4 quarters basis.
6. Results exclude unusual charges of $9.1 million for U.S. and $6.7 million for International in the quarter ended September 30, 2005. These charges are excluded when calculating performance compared to the Road Map since they were not considered in setting the Road Map target. All other time periods are as reported for GAAP.

Return on Invested Capital (ROIC) as defined by the Company, may not be comparable to similarly titled measures reported by other companies. Management of the Company has included ROIC in this Financial Road Map because it measures the capital efficiency of our business. ROIC does not consider whether the business is financed with debt or equity; rather ROIC calculates a return on all capital invested in the business. The above table reconciles ROIC to a ROA calculation using GAAP numbers. The Company uses ROIC in a number of ways, including pricing analysis, capital expenditure evaluation, and merger and acquisition valuation.

ACXIOM CORPORATION AND SUBSIDIARIES
SUMMARIZED SUPPLEMENTAL CASH FLOW INFORMATION
(Unaudited)
(Dollars in thousands)

| | Quarters ended | | | | Last 12 |
	12/31/04	03/31/05	06/30/05	09/30/05	Months
Free cash flow	58,465	40,228	36,682	20,861	156,236
Payments received from investments	1,795	235	721	41	2,792
Change in revolver	(22,440)	10,921	259,800	96,665	344,946
Other debt proceeds	0	4,175	0	0	4,175
Sale of common stock	14,537	5,776	13,527	8,024	41,864
Acquisition of treasury stock	(2,840)	(33,551)	(160,354)	(69,081)	(265,826)
Dividends paid	(3,464)	(4,290)	(4,432)	(4,377)	(16,563)
Debt payments (excluding payments on line of credit)	(28,072)	(22,316)	(32,224)	(23,729)	(106,341)
Proceeds from the disposition of operations	-	-	-	1,529	1,529
Net cash paid in acquisitions	(6,847)	(18,612)	(106,719)	(34,807)	(166,985)
Effect of exchange rate changes on cash	620	(275)	(297)	(53)	(5)
Net change in cash	11,754	(17,709)	6,704	(4,927)	(4,178)